As filed with the Securities and Exchange Commission on July 1, 2004

Registration no. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

DEVELOPERS DIVERSIFIED REALTY CORPORATION
(Exact name of Registrant as specified in its charter)

Ohio	34-1723097

(State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3300 Enterprise Parkway
Beachwood, Ohio 44122
(216) 755-5500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Copies to:
SCOTT A. WOLSTEIN, CHIEF EXECUTIVE OFFICER	Albert T. Adams, Esq.
Developers Diversified Realty Corporation	Baker & Hostetler LLP
3300 Enterprise Parkway	3200 National City Center, 1900 East Ninth Street
Beachwood, Ohio 44122	Cleveland, Ohio 44114
(216) 755-5500	(216) 621-0200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: At such time or times after the effective date of this Registration Statement as the Selling Shareholders shall determine.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [  ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed Maximum	Proposal Maximum
of Securities to be		Offering Price	Aggregate
Registered	Amount to be Registered	Per Unit	Offering Price	Amount of Registration Fee
Common Shares	224,044	$35.39 (1)	$7,928,917.16 (1)	$1,004.59

(1)	Estimated pursuant to Rule 457(c) solely for purposes of calculating the amount of the registration fee, based upon the average of the high and low prices of the Registrant’s Common Shares on June 29, 2004, as reported on the New York Stock Exchange.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
Developers Diversified Realty Corporation
224,044 common shares

     In satisfaction of the redemption obligations of our subsidiaries, DDR DownREIT, LLC, a Delaware limited liability company, and DDR Hendon Nassau Park II LP, a Georgia limited partnership, we issued common shares in a private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The selling shareholders identified in this prospectus are offering and selling up to 224,044 common shares held by them. Proceeds from the sale of shares under this prospectus will go to the selling shareholders. We will not receive any proceeds from that sale. We have agreed to pay the registration expenses related to the shares.

     Our common shares are listed on the New York Stock Exchange under the symbol “DDR.” The last reported sale price of our common shares on the New York Stock Exchange on June 29, 2004 was $35.00 per share.

     Our principal executive offices are located at 3300 Enterprise Parkway, Beachwood, Ohio 44122. Our telephone number is (216) 755-5500.

     Beginning on page 6, we have set forth several “Risk Factors” that you should consider. You should read the entire prospectus carefully before you make your investment decision.

     The selling shareholders, directly or through agents, dealers or underwriters, may sell all or a portion of their common shares offered hereby from time to time on terms to be determined at the time of sale. To the extent required, the specific number of common shares to be sold, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement. See “Plan of Distribution.”

     We impose certain restrictions on the ownership of our common shares so that we can maintain our qualification as a real estate investment trust. You should read the information under the heading “Description of Common Shares — Restrictions on Ownership” in this prospectus for a description of those restrictions.

     The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 1, 2004.

 No person has been authorized to give any information or to make any representations in connection with this offering (other than those contained or incorporated by reference in this prospectus or an applicable prospectus supplement) and, if given or made, such information or representations must not be relied upon as having been authorized by us or by any underwriter, dealer or agent. This prospectus and any applicable prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus or any prospectus supplement nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the company since the date hereof or thereof.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file with the SEC at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include, but are not limited to, the following: general economic and business conditions, which will, among other things, affect demand for retail space or retail goods, availability and creditworthiness of prospective tenants, lease rents and the terms and availability of financing; adverse changes in the real estate markets including, among other things, competition with other companies and technology; risks of real estate development and acquisition; substantial indebtedness; conflicts of interest; our continuing ability to qualify as a REIT; governmental actions and initiatives; environmental/safety requirements; and other changes and factors referenced in this prospectus and the applicable prospectus supplement.

SUMMARY

     The following is only a summary. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read this together with the more detailed information elsewhere in the prospectus. Unless the context otherwise requires, references in this prospectus to “the Company,” “we,” “us” or “our” include Developers Diversified Realty Corporation and its subsidiaries and entities in which the Company has an interest through joint ventures.

The Company

     We are a self-administered and self-managed real estate investment trust (a “REIT”) that acquires, develops, redevelops, owns, leases and manages shopping centers and business centers. We believe that our portfolio of shopping center properties is one of the largest (measured by amount of gross leasable area (“GLA”)) currently held by any publicly-traded REIT. Together with our predecessors, we have developed and managed shopping centers since 1965.

Recent Developments

     On March 31, 2004, we announced that we entered into an agreement to purchase interests in 110 retail real estate assets, with approximately 18.8 million square feet of GLA, from Benderson Development Company, Inc., a New York corporation, and related entities (collectively, “Benderson”). One of those properties was subject to a right of first refusal, which has been exercised, so we expect to acquire interests in 109 assets. The aggregate purchase price for the assets is approximately $2.3 billion, less assumed debt and the value of a 2.0% equity interest that Benderson is retaining in an entity owning certain of those assets. We assigned our rights to acquire fourteen of the assets, with an aggregate value of approximately $300.0 million, to an affiliate in which we hold a 14.5% equity interest. The purchase of those assets is complete and our affiliate paid the purchase price for the interests in the assigned assets directly to Benderson. We funded the transaction through a combination of assumed debt, new debt financing, the issuance of cumulative redeemable preferred shares and common shares and transfers to our affiliate as referenced in the preceding sentence.

     As of June 29, 2004, we had completed the acquisition from Benderson of interests in 100 of those retail real estate assets, including interests in the 14 assets purchased by our affiliate, with approximately 17.5 million square feet of GLA. We expect that the remaining assets will be purchased as various closing conditions, such as completion of title and survey documentation, lender consents relating to loan assumptions and partner approvals, are satisfied.

     On April 21, 2004, we announced that we had received all capital commitments necessary to complete the expansion of our joint venture relationship with Macquarie DDR Trust (“MDT”). The capital commitments enabled our joint venture to acquire an ownership interest in 23 retail properties, which consist of over 5.6 million square feet of GLA. That transaction has been completed. Eight of the properties were acquired from us, one was acquired from one of our joint ventures, and 14 were acquired directly from Benderson.

     On April 22, 2004, we issued and sold $250.0 million aggregate principal amount of 5.25% senior unsecured notes due 2011 through a private placement. On May 7, 2004, we sold 6,800,000 depository shares, each representing 1/20 of a share of 7.50% Class I Cumulative Redeemable Preferred Shares. On May 10, 2004, we sold 15,000,000 of our common shares. On May 20, 2004, we entered into an agreement with Bank One, Wachovia and Wells Fargo for a $200 million three-year term loan with two one-year extension options at an interest rate of LIBOR plus 75 basis points. Proceeds from the asset transfers, notes, depository shares, common shares and term loan were used to partially fund the Benderson transaction.

     The Benderson assets are located in eleven states, with over 80.0% of the GLA in New York and New Jersey. The Benderson assets are approximately 94.0% leased and the largest tenants, based on revenues, include Tops Markets (Ahold USA), Wal-Mart/Sam’s Club, Home Depot and Dick’s Sporting Goods. Prior to the transaction, we owned less than 100,000 square feet of GLA in New York and approximately 2.7 million square feet of GLA in New Jersey. Upon completion of the transaction, we will own or manage 470 operating and development retail properties in 44 states, with over 100 million square feet of GLA.

RISK FACTORS

Prospective investors should consider carefully, among other factors, the matters described below before purchasing common shares.

There are Risks Inherent in Our Real Estate Investments

     The Economic Performance and Value of Our Centers Depends on Many Factors. The economic performance and value of our real estate holdings can be affected by many factors, including the following:

•	changes in national, regional and local economic climates;

•	local conditions, such as an oversupply of space or a reduction in demand for real estate in the area;

•	the attractiveness of our properties to tenants;

•	competition from other available space; and

•	increased operating costs.

          We Depend on Rental Income from Real Property. Substantially all of our income is derived from rental income from real property. As a result, our income and funds for distribution would be negatively affected if a significant number of our tenants were unable to meet their obligations to us or if we were unable to lease a significant amount of space in our properties on economically favorable lease terms. We cannot be sure that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms.

     Our Acquisition, Development and Construction Activities Could Result in Losses. We intend to acquire existing retail properties to the extent that suitable acquisitions can be made on advantageous terms. Acquisitions of commercial properties entail risks, such as the risks that we may not be in a position or have the opportunity in the future to make suitable property acquisitions on advantageous terms and that our investments will fail to perform as expected.

     We also intend to continue the selective development and construction of retail properties in accordance with our development and underwriting policies as opportunities arise. Our development and construction activities include the risks that:

•	we may abandon development opportunities after expending resources to determine feasibility;

•	construction costs of a project may exceed our original estimates;

•	occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable;

•	financing may not be available to us on favorable terms for development of a property;

•	we may not complete construction and lease-up on schedule, resulting in increased debt service expense and construction costs;

•	we may not be able to obtain, or may experience delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

If any of the above events occur, the ability to pay distributions to our shareholders and service our indebtedness could be adversely affected. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require substantial time and attention from management.

     Our Real Estate Investments Contain Environmental Risks. Under various federal, state and local laws, ordinances and regulations, we may be considered an owner or operator of real property or to have arranged for the disposal or treatment of hazardous or toxic substances. As a result, we may become liable for the costs of removal or remediation of certain hazardous substances released on or in our property. We may also be liable for other potential costs that relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). We may incur liability whether or not we knew of, or were responsible for, the presence of the hazardous or toxic substances.

We Rely On Major Tenants

     As of March 31, 2004, the annualized base rental revenues from Wal-Mart, Lowe’s and Kohl’s represented 3.7%, 2.9%, and 2.8%, respectively, of our aggregate annualized shopping center base rental revenues, including our proportionate share of joint venture aggregate annualized shopping center base rental revenues. Upon completion of the Benderson transaction, on a pro forma basis (but not taking into account any assignment of interests to MDT) we estimate that annualized base rental revenues from Wal-Mart, Tops, T J Maxx, Lowe’s and Kohl’s will represent 4.9%, 4.8%, 2.3%, 2.3% and 2.1%, respectively, of our aggregate annualized shopping center base rental revenues, including our proportionate share of joint venture aggregate annualized shopping center base rental revenues. We could be adversely affected if any of these tenants files for bankruptcy, becomes insolvent or experiences a significant downturn in its business. In addition, we could be adversely affected if any of these tenants does not renew its leases as they expire. We could also be adversely affected by the bankruptcy or insolvency of, or a downturn in the business of, other major tenants.

Property Ownership Through Partnerships and Joint Ventures Could Limit Our Control of Those Investments

     Partnership or joint venture investments may involve risks not otherwise present for investments made solely by us, including the possibility that our partner or co-venturer might become bankrupt, that our partner or co-venturer might at any time have different interests or goals than we do, and that our partner or co-venturer may take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT. Other risks of joint venture investments include impasse on decisions, such as a sale, because neither our partner or co-venturer nor we would have full control over the partnership or joint venture. There is no limitation under our Amended and Restated Articles of Incorporation, as amended (our “Articles of Incorporation”), or our Code of Regulations as to the amount of funds that we may invest in partnerships or joint ventures. As of March 31, 2004, we had approximately $245.9 million of investments in and advances to unconsolidated partnerships and joint ventures holding 122 shopping centers.

Our Articles of Incorporation Contain Limitations on Acquisitions and Changes in Control

     Our Articles of Incorporation prohibit any person, except for certain existing shareholders at the time of our initial public offering, from owning more than 5% of our outstanding common shares. That restriction is likely to discourage third parties from acquiring control of us without our board of directors’ consent, even if a change in control was in the best interests of shareholders.

There Would Be an Adverse Impact on Our Distributions if We Failed to Qualify as a REIT

     We intend to operate so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). We believe that we have been organized and have operated in a manner that would allow us to qualify as a REIT under the Code beginning with our taxable year ended December 31, 1993. However, it is possible that we have been organized or have operated in a manner that would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify. We must satisfy numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions to qualify as a REIT. There are limited judicial and administrative interpretations of these tax provisions. Our status as a REIT involves the determination of various factual matters and circumstances not entirely within our control. Legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

     If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Unless we are entitled to relief under certain statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification. If we lose our REIT status, our net earnings available for investment or distribution to shareholders would be significantly reduced for each of the years involved. In addition, we would no longer be required to make distributions to shareholders. See “Certain Certain Federal Income Tax Considerations — Failure to Qualify.”

Our Organizational Documents Do Not Limit the Incurrence of Debt

     We intend to continue to maintain a conservative debt capitalization with a ratio of debt to total market capitalization (the sum of the aggregate market value of our common shares, the liquidation preference on any preferred shares outstanding and our total indebtedness) of less than 50%. However, our organizational documents do not contain any limitation on the amount or percentage of indebtedness we may incur. Despite this lack of limitation, the indenture and the credit agreements that govern certain of our outstanding indebtedness do contain limits on our ability to incur additional indebtedness.

We Could Be Adversely Affected by Required Payments of Debt or of Related Interest

     We are generally subject to the risks associated with debt financing. These risks include:

•	the risk that our cash flow will not satisfy required payments of principal and interest;

•	the risk that we cannot refinance existing indebtedness on our properties as necessary or that the terms of the refinancing will be less favorable to us than the terms of existing debt; and

•	the risk that necessary capital expenditures for purposes such as re-leasing space cannot be financed on favorable terms.

     If a property is mortgaged to secure payment of indebtedness and we cannot pay the mortgage payments, we may have to surrender the property to the lender with a consequent loss of any prospective income from and the equity value in such property.

Our Ability to Increase Our Debt Could Adversely Affect Our Cash Flow

     Our organizational documents do not limit the level or amount of debt that we may incur. At March 31, 2004, we had outstanding debt of approximately $2.1 billion (excluding our proportionate share of joint venture mortgage debt aggregating $339.6 million). If we were to become more highly leveraged, our cash needs to fund debt service would increase accordingly. Such an increase could adversely affect our financial condition and results of operations. In addition, increased leverage could increase the risk of default on our debt obligations, which could reduce our cash available for distribution and our asset values.

Our Financial Condition Could Be Adversely Affected by Financial Covenants

     Our credit facilities and indenture under which our senior and subordinated unsecured indebtedness is, or may be, issued contain financial and operating covenants, including, among other things, certain coverage ratios, as well as limitations on our ability to incur secured and unsecured indebtedness, sell all or substantially all of our assets and engage in mergers and consolidations and certain acquisitions.

Our Ability to Continue to Obtain Permanent Financing Cannot Be Assured

     In the past, we have financed certain acquisitions and development activities in part with proceeds from our credit facilities. These financings have been, and may continue to be, replaced by more permanent financing. However, we may not be able to obtain more permanent financing for future acquisitions or development activities on acceptable terms. If market interest rates were to increase at a time when amounts were outstanding under our credit facilities or if other variable rate debt was outstanding, our debt interest costs would increase, causing potentially adverse effects on our financial condition and results of operations.

Job and Growth Tax Relief Reconciliation Act of 2003

     On May 28, 2003, the President signed into law the Jobs Growth and Tax Reconciliation Act of 2003, which reduces the maximum tax rate for both long-term gains and dividends to 15% for most non-corporate taxpayers. Because we generally are not subject to federal income tax on the portion of our REIT taxable income distributed to our shareholders, our ordinary dividends are generally not eligible for the reduced rate and continue to be taxed at the higher rates applicable to ordinary income. This legislation may cause individual investors to view investments in shares of REITs less favorably in comparison to investments in shares of non-REIT corporations and thereby adversely affect the market price of our shares and, consequently, our ability to raise capital.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This prospectus incorporates by reference documents that we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document that is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces that information. We incorporate by reference the following documents we filed with the SEC:

     a. Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed on March 15, 2004;

     b. The description of the Company’s common shares contained in the Company’s registration statement on Form 8-A dated January 26, 1993;

     c. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, filed on May 10, 2004;

     d. Current Reports on Form 8-K dated:

(i)	November 14, 2003 and filed on January 16, 2004;

(ii)	January 20, 2004 and filed on January 20, 2004;

(iii)	January 20, 2004 and filed on January 22, 2004;

(iv)	March 31, 2004 and filed on April 15, 2004;

(v)	April 21, 2004 and filed on May 6, 2004;

(vi)	May 6, 2004 and filed on May 6, 2004;

(vii)	June 22, 2004 and filed on June 24, 2004; and

(viii)	June 22, 2004 and filed on June 24, 2004.

     The pro forma financial statements contained in our Current Report on Form 8-K dated November 14, 2003 and filed January 16, 2004; dated March 31, 2004 and filed April 15, 2004; and dated May 6, 2004 and filed May 6, 2004 because have been superseded by those contained in the Current Report on Form 8-K dated June 22, 2004 and filed June 24, 2004.

     Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and during the effectiveness of the registration statement of which this prospectus is a part will automatically be deemed to be incorporated by reference in this prospectus and a part of this prospectus from the date of filing such documents.

     To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in any such documents), call or write Developers Diversified Realty Corporation, 3300 Enterprise Parkway, Beachwood, Ohio 44122, Attention Michelle Mahue, Vice President of Investor Relations, telephone number (216) 755-5500. We also maintain a web site that contains additional information about us and provides an electronic means of communicating with our officers and employees (http://www.ddr.com).

     You should rely only on the information incorporated by reference or set forth in this prospectus. We have not authorized anyone else to provide you with different information. These securities are being offered only in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the dates on the front of these documents.

THE COMPANY

     We are a self-administered and self-managed REIT that was formed in November 1992 by the principals of the entities comprising the Developers Diversified Group. We acquire, develop, redevelop, own, lease and manage shopping centers and business centers. We believe that our portfolio of shopping center properties is one of the largest (measured by amount of total gross leasable area (“GLA”)) currently held by any publicly traded REIT.

     At March 31, 2004, our portfolio consisted of 343 shopping centers and 34 business centers (including 122 properties that are owned through joint ventures) and over 550 acres of undeveloped land (of which approximately 50 acres are owned through joint ventures). As of March 31, 2004, our portfolio was 95.0% leased and we owned or managed over 83 million square feet of GLA, which includes all of the portfolio properties and two properties owned by third parties.

     Our investment objective is to increase cash flow and the value of our portfolio of properties and to see continued growth through the selective acquisition, development, redevelopment, renovation and expansion of income-producing real estate properties, primarily shopping centers. In pursuing our investment objective, we will continue to seek to acquire and develop high quality, well-located shopping centers with attractive initial yields and strong prospects for future cash flow growth and capital appreciation where our financial strength and management and leasing capabilities can enhance value.

     Our real estate strategy and philosophy is to grow our business through a combination of leasing, expansion, acquisition and development. We seek to:

•	increase cash flows and property values through strategic leasing, re-tenanting, renovation and expansion of our portfolio;

•	continue to selectively acquire well-located, quality shopping centers (individually or in portfolio transactions) that have leases at rental rates below market rates or other cash flow growth or capital appreciation potential where our financial strength, relationships with retailers and management capabilities can enhance value;

•	increase cash flows and property values by continuing to take advantage of attractive financing and refinancing opportunities;

•	increase per share cash flows through the strategic disposition of low growth assets and utilizing the proceeds to repay debt, invest in other real estate assets and developments and for other corporate purposes;

•	selectively develop our undeveloped parcels or new sites in areas with attractive demographics;

•	hold properties for long-term investment and place a strong emphasis on regular maintenance, periodic renovation and capital improvements; and

•	continue to manage and develop the properties of others to generate fee income, subject to restrictions imposed by federal income tax laws, and create opportunities for acquisitions.

RECENT DEVELOPMENTS

     MDT Joint Venture

     On April 21, 2004, we announced that we had received all capital commitments necessary to complete the expansion of our MDT joint venture. The capital commitments enabled MDT to acquire an indirect ownership interest in 23 retail properties, which consist of over 5.6 million square feet of GLA. The aggregate purchase value of the properties is approximately $538.0 million.

     The purchase of the 23 above referenced properties has been completed by MDT. As such, we indirectly hold a 14.5% interest in those properties. Eight of the properties sold to MDT were owned by us and one of the properties was held by us through a joint venture. Fourteen of the properties were held by Benderson. See “— Benderson Transaction” below.

     Recent Financings

     On April 22, 2004, we issued and sold $250.0 million aggregate principal amount of 5.25% senior unsecured notes due 2011 through a private placement. Proceeds from the sale of the notes were used to partially fund the Benderson transaction.

     On May 7, 2004, we issued and sold 6,800,000 depository shares, each representing 1/20 of a share of 7.50% Class I Cumulative Redeemable Preferred Shares. Proceeds from the sale of the depository shares were used to partially fund the Benderson transaction.

     On May 10, 2004, we issued and sold 15,000,000 of our common shares. Proceeds from the sale of the common shares were used to partially fund the Benderson transaction.

     On May 20, 2004, we entered into an agreement with Bank One, Wachovia and Wells Fargo for a $200 million three-year term loan with two one-year extension options at an interest rate of LIBOR plus 75 basis points, which was used to partially fund the Benderson transaction.

     Benderson Transaction

     On March 31, 2004, we announced that we entered into an agreement to purchase interests in 110 retail real estate assets, with approximately 18.8 million square feet of GLA, from Benderson. One of those properties was subject to a right of first refusal, which has been exercised, so we expect to acquire interests in 109 assets. The purchase price of the assets, including associated expenses, is expected to be approximately $2.3 billion, less assumed debt and the value of a 2% equity interest (estimated to be approximately $16.2 million) that Benderson will retain as set forth below. Benderson is transferring to us 100% ownership in certain assets or entities which own the assets. The remaining assets will be held by a joint venture in which we will hold a 98.0% interest and Benderson will hold a 2.0% interest.

     As of June 29, 2004, we completed the purchase of 100 properties, including 14 purchased directly by our MDT joint venture and 52 held by the joint venture with Benderson.

     With respect to the joint venture with Benderson, after one year and eight months, Benderson will have the right to cause the joint venture to redeem its 2.0% interest for a price equal to the agreed value of the interest on the closing date (estimated to be approximately $16.2 million), increased or decreased to reflect changes in the price of our common shares during the period in which Benderson holds the 2.0% interest, less certain distributions Benderson receives from the joint venture. If Benderson exercises the foregoing right, we will have the right to satisfy the joint venture’s obligation by purchasing Benderson’s interest for cash or by issuing Benderson our common shares. If Benderson does not elect to exercise its right to have its interest redeemed, we will have the right after two years and six months following the closing of the transaction to purchase that 2.0% interest for cash or common shares for a price determined in the same manner as if Benderson had elected to cause such redemption.

     We funded the transaction through a combination of assumed debt, new debt financing, cumulative preferred financing, and the issuance of equity (see ”—Recent Financings”) and asset transfers to the MDT joint venture (see “—MDT Joint Venture”). With respect to assumed debt, the fair value of existing indebtedness that we have assumed or intend to assume upon closing is approximately $408.0 million, which includes an adjustment of approximately $30.0 million to fair value, based on rates for debt with similar terms and remaining maturities as of May 2004.

     The Benderson assets are located in eleven states, with over 80.0% of the GLA in New York and New Jersey. The Benderson assets are approximately 94.0% leased, and the largest tenants, based on revenues, include Tops Markets (Ahold USA), Wal-Mart/Sam’s Club, Home Depot and Dick’s Sporting Goods. Prior to the transaction, we owned less than 100,000 square feet of GLA in New York and approximately 2.7 million square feet of GLA in New Jersey. Upon completion of the transaction, we will own or manage over 470 operating and development retail properties in 44 states, with over 100 million square feet of GLA.

     Benderson has entered into a five-year master lease for vacant space that is either covered by a letter of intent as of the closing date or a new lease with respect to which the tenant has not begun to pay rent as of the closing date. Benderson has agreed to pay the rent for such vacant space, approximately 1.1 million square feet of GLA, until each applicable tenant’s rent commencement date.

      The following table sets forth information regarding the 109 retail real estate assets we have purchased or agreed to purchase from Benderson.

				Our
				Anticipated	Total
				Ownership	Owned	Percent
	Project	City	ST	Interest	GLA	Leased	Anchor Tenants

1	MEADOWS SQUARE	BOYNTON BEACH	FL	100%	106,224	99.7%	Publix Supermarket
2	ROTONDA PLAZA	ENGLEWOOD	FL	100%	46,835	100.0%	Food Lion
3	ARLINGTON ROAD PLAZA	JACKSONVILLE	FL	100%	182,098	90.7%	Food Lion
4	HIGHLANDS PLAZA THE VILLAGE	LAKELAND	FL	100%	102,572	93.4%	Winn Dixie Stores
5	SHOPPING CTR.	ORANGE PARK	FL	100%	73,081	100.0%	Beall’s Dept. Stores
6	HORIZON PARK	TAMPA	FL	100%	214,484	95.5%	Home Depot, Staples, Pearl Artist Craft & Supply
7	HOME DEPOT — ORLAND PARK	ORLAND PARK	IL	100%	149,498	96.1%	Home Depot
8	TURFWAY SHOPPING CENTER	FLORENCE	KY	100%	133,985	98.5%	Winn Dixie, Big Lots
9	EASTWOOD SHOPPING CT	FRANKFORT	KY	100%	155,226	91.7%	Save-A-Lot Food Store, Sears
10	OUTER LOOP PLAZA	LOUISVILLE	KY	100%	120,477	90.2%	Value Discount, Family Recreation
11	ALPINE AVE. — WALKER	WALKER	MI	100%	93,877	55.2%	Circuit City
12	MOORESVILLE CONSUMER SQ.	MOORESVILLE	NC	100%	447,946	90.1%	Wal*Mart Supercenter, Amstar Theater
13	UNION TOWN CENTER	UNION COUNTY	NC	100%	102,400	72.2%	Food Lion
14	WRANGLEBORO CONSUMER SQ.	MAYS LANDING	NJ	100%	839,446	97.6%	Best Buy, Kohl’s, Staples, Babies ‘R’ Us, Dick’s Sporting Goods, BJ’s Wholesale Club, Seaman’s Furniture, Linens ’N Things, Michaels, Target, PETsMART, Borders
15	HAMILTON COMMONS	MAYS LANDING	NJ	100%	398,137	94.4%	Bed Bath & Beyond, Ross Stores, Sports Authority, Marshalls, Circuit City, Regal Cinema
16	MONMOUTH CONSUMER SQUARE	WEST LONG BRANCH	NJ	100%	292,999	100.0%	Sports Authority, Barnes & Noble, PETsMART, Home Depot
17	TOPS — ALDEN, NY	ALDEN	NY	100%	67,992	93.2%	Tops Market
18	TOPS — ROBINSON RD. PLAZA	AMHERST	NY	100%	145,192	100.0%	Tops Market, Shanor Lighting Center
19	TOPS — TRANSIT COMMONS	AMHERST	NY	100%	112,427	95.1%	Tops Market
20	UNIVERSITY PLAZA	AMHERST	NY	100%	162,686	94.2%	Tops Market, A.J. Wright
21	BARNES & NOBLE — TRANSIT RD.	CLARENCE	NY	14.5%	16,030	100.0%	Barnes & Noble
22	BOULEVARD CONSUMER SQUARE	AMHERST	NY	100%	708,442	94.1%	Barnes & Noble, Babies ‘R’ Us, Target, A.C. Moore, Bed Bath & Beyond, Best Buy, Lowes, Kmart, DSW Shoe Warehouse
23	BURLINGTON/ JOANN PLAZA	AMHERST	NY	100%	199,496	97.2%	Burlington Coat, Jo-Ann Fabrics
24	DICK’S — MAPLE RD.	AMHERST	NY	100%	55,745	100.0%	Dick’s Sporting Goods
25	TOPS — ARCADE	ARCADE	NY	100%	65,915	100.0%	Tops Market
26	TOPS PLAZA — AVON	AVON	NY	100%	63,288	97.9%	Tops Market
27	TOPS PLAZA — BATAVIA	BATAVIA	NY	14.5%	37,140	84.9%	Tops Market
28	BJ’S — BATAVIA	BATAVIA	NY	14.5%	95,846	100.0%	BJ’s Wholesale Club
29	BATAVIA COMMONS	BATAVIA	NY	14.5%	49,431	100.0%	CVS, Dollar Tree
30	BIG FLATS CONSUMER SQUARE	BIG FLATS	NY	100%	641,264	99.7%	Wal*Mart Supercenter, Sam’s Club, Tops Market, Dick’s Sporting Goods, Bed Bath & Beyond, Michaels, TJ Maxx, Barnes & Noble, Old Navy, Staples
31	DICK’S — MCKINLEY	BLASDELL	NY	100%	128,944	96.7%	Dick’s Sporting Goods, Rosa’s Home Store
32	DELAWARE CONSUMER SQUARE	BUFFALO	NY	100%	241,253	95.2%	Tops Market, AJ Wright, OfficeMax, Target
33	ELMWOOD REGAL CENTER	BUFFALO	NY	100%	126,240	98.5%	Regal Cinema, Office Depot
34	MARSHALL’S PLAZA	BUFFALO	NY	100%	82,126	96.4%	Marshalls
35	TOPS — CANANDAIGUA	CANANDAIGUA	NY	100%	57,498	100.0%	Tops Market
36	THRUWAY PLAZA	CHEEKTOWAGA	NY	100%	441,776	78.6%	Wal*Mart Supercenter, Tops Market, JGM Entertainment, M & T Bank, Value City Furniture
37	TOPS UNION — URBAN	CHEEKTOWAGA	NY	100%	151,357	82.2%	Tops Market
38	BORDERS BOOKS — WALDEN	CHEEKTOWAGA	NY	14.5%	26,500	100.0%	Borders Books

				Our
				Anticipated	Total
				Ownership	Owned	Percent
	Project	City	ST	Interest	GLA	Leased	Anchor Tenants

39	DICK’S PLAZA — UNION ROAD	CHEEKTOWAGA	NY	14.5%	170,264	98.0%	Schultz Furniture, Dick’s Sporting Goods
40	UNION CONSUMER SQUARE	CHEEKTOWAGA	NY	14.5%	385,991	90.9%	Marshalls, Sam’s Club/ Walmart, OfficeMax, Circuit City, Jo-Ann Fabrics
41	WALDEN CONSUMER SQUARE	CHEEKTOWAGA	NY	14.5%	255,964	97.1%	Office Depot, Linens ‘N Things, Michaels, Target, PETsMART
42	WALDEN PLACE	CHEEKTOWAGA	NY	14.5%	68,002	87.3%	Media Play
43	KMART PLAZA — CHILI	CHILI	NY	100%	116,868	100.0%	Kmart
44	EASTGATE PLAZA	CLARENCE	NY	14.5%	527,219	97.2%	BJ’s Wholesale Club, Wal*Mart Supercenter, Dick’s Sporting Goods, Linens ’N Things, Michaels, PETsMART
45	JO-ANN PLAZA — TRANSIT RD.	CLARENCE	NY	14.5%	92,720	100.0%	Home Depot, Toys ‘R’ Us, OfficeMax, JoAnn Fabrics, Big Lots
46	TOPS PLAZA — CORTLAND	CORTLAND	NY	100%	134,223	100.0%	Tops Market, Staples
47	TOPS — DANSVILLE	DANSVILLE	NY	100%	74,600	82.8%	Tops Market
48	TOPS D&L PLAZA	DEPEW	NY	100%	148,245	100.0%	Tops Market, Big Lots
49	DEWITT COMMONS	DEWITT	NY	100%	320,669	79.0%	Toys ‘R’ Us, Marshalls, Bed Bath & Beyond, A.C. Moore, Syracuse Orthopedic, PETsMART
50	MICHAELS/CHUCK E. CHEESE’S	DEWITT	NY	100%	49,713	100.0%	Michaels
51	TOPS PLAZA — ELMIRA	ELMIRA	NY	100%	98,300	100.0%	Tops Market
52	WESTGATE PLAZA	GATES	NY	100%	332,809	98.5%	Staples, Wal*Mart Supercenter
53	JO-ANN STORES — GREECE	GREECE	NY	100%	75,916	100.0%	Jo-Ann Fabrics, PETsMART
54	TOPS — SOUTH PARK PLAZA	HAMBURG	NY	100%	84,000	100.0%	Tops Market
55	BJ’S PLAZA — HAMBURG	HAMBURG	NY	100%	175,965	100.0%	Toys ‘R’ Us, BJ’s Wholesale Club, OfficeMax
56	HAMBURG VILLAGE SQUARE	HAMBURG	NY	100%	92,934	93.4%	Tuesday Morning, Dollar Tree, Rite Aid
57	HOME DEPOT — HAMBURG	HAMBURG	NY	100%	139,413	100.0%	Home Depot
58	MCKINLEY/ MILESTRIP PLAZA	HAMBURG	NY	100%	106,774	100.0%	Old Navy, Jo-Ann Fabrics
59	TOPS PLAZA — HAMLIN	HAMLIN	NY	100%	60,488	97.6%	Tops Market
60	HEN-JEF PLAZA	HENRIETTA	NY	100%	159,517	83.1%	City Mattress, Comp USA, PETsMART, Tile USA
61	MARKETPLACE PHASE II	HENRIETTA	NY	100%	91,147	100.0%	Gander Mountain
62	CULVER RIDGE PLAZA	IRONDEQUOIT	NY	100%	226,608	100.0%	Regal Cinema, AJ Wright
63	RIDGEVIEW PLACE	IRONDEQUOIT	NY	100%	65,229	92.7%	Rochester General Hospital, Rochester Business Institute, U.S. Marine Center
64	TOPS PLAZA — ITHACA	ITHACA	NY	100%	229,263	100.0%	Wal*Mart, Wegman’s Market, Lowe’s Home Improvement, Staples, Kmart, Tops Market, Michaels, Barnes & Noble, OfficeMax
65	SOUTHSIDE PLAZA	JAMESTOWN	NY	100%	59,940	100.0%	Quality Markets
66	TOPS — JAMESTOWN	JAMESTOWN	NY	100%	98,001	90.1%	Tops Market
67	REGAL CINEMAS — LANCASTER	LANCASTER	NY	14.5%	112,949	99.7%	Regal Cinema
68	TOPS PLAZA — LEROY	LEROY	NY	100%	62,747	100.0%	Tops Market
69	WAL-MART/ TOPS LOCKPORT	LOCKPORT	NY	100%	296,582	100.0%	Tops Market, Wal*Mart Supercenter, Sears Hardware
70	TOPS — MEDINA	MEDINA	NY	100%	80,028	100.0%	Tops Market
71	MID-CITY PLAZA	N. TONAWANDA	NY	100%	240,743	76.9%	Tops Market, Sears Hardware
72	TOPS — KELLOGG RD.	NEW HARTFORD	NY	100%	127,740	82.7%	Tops Market
73	NEW HARTFORD CONSUMER SQ.	NEW HARTFORD	NY	14.5%	516,801	93.8%	Wal*Mart Supercenter, Best Buy, TJMaxx, Michaels, Staples, Bed, Bath & Beyond, Barnes & Noble, Sports Authority
74	HOME DEPOT PLAZA — NF	NIAGARA FALLS	NY	100%	153,838	100.0%	Home Depot, Regal Cinema
75	PINE PLAZA	NIAGARA FALLS	NY	100%	82,980	97.3%	OfficeMax
76	TOPS — PORTAGE RD.	NIAGARA FALLS	NY	100%	116,903	93.5%	Tops Market
77	WEGMANS PLAZA-NIAGARA FALLS	NIAGARA FALLS	NY	100%	124,063	87.3%	Wegman’s Food Markets

				Our
				Anticipated	Total
				Ownership	Owned	Percent
	Project	City	ST	Interest	GLA	Leased	Anchor Tenants

78	MOHAWK COMMONS	NISKAYUNA	NY	100%	404,994	96.9%	Target, Price Choppers, Marshalls, Bed Bath & Beyond, Lowe’s Home Improvement, Barnes & Noble, PETsMART
79	TOPS — NORWICH	NORWICH	NY	100%	85,453	100.0%	Tops Market
80	WAL-MART PLAZA — OLEAN	OLEAN	NY	100%	363,601	98.1%	Wal*Mart Supercenter, Home Depot, BJ’s Wholesale Club, Eastwynn Theatres
81	TOPS PLAZA — ONTARIO	ONTARIO	NY	100%	77,040	100.0%	Tops Market
82	CROSSROADS CENTRE	ORCHARD PARK	NY	100%	167,805	90.5%	Lowe’s Home Improvement, Tops Market, Stein Mart
83	PLATTSBURGH CONSUMER SQ.	PLATTSBURGH	NY	100%	491,506	94.9%	Wal*Mart Supercenter, Sam’s, TJ Maxx, PETsMART, Michaels, Staples
84	HENRIETTA PLAZA	ROCHESTER	NY	100%	246,012	95.3%	Tops Market, Big Lots, Office Depot, Guitar Center
85	PANORAMA PLAZA	ROCHESTER	NY	100%	278,241	98.6%	Tops Market, Linens ‘N Things
86	FREEDOM PLAZA	ROME	NY	100%	194,868	83.1%	Tops Market, Staples, J.C. Penney
87	SPRINGVILLE PLAZA	SPRINGVILLE	NY	100%	108,500	91.6%	Tops Market
88	BEAR ROAD PLAZA	SYRACUSE	NY	100%	59,483	100.0%	Blockbuster Video, Dollar General, Harbor Freight & Tool
89	TOPS PLAZA — TONAWANDA	TONAWANDA	NY	100%	97,014	98.3%	Tops Market
90	SHERIDAN/ DELAWARE PLAZA	TONAWANDA	NY	100%	188,200	83.8%	Tops Market, Bon Ton Home Store
91	TOPS/ GANDER MT. PLAZA	TONAWANDA	NY	100%	310,921	97.5%	Tops Market, BJ’s Wholesale Club, Gander Mountain, Big Lots
92	DEL-TON PLAZA	TONAWANDA	NY	100%	55,473	94.7%	Valu Home Centers
93	OFFICE DEPOT PLAZA	TONAWANDA	NY	100%	121,846	91.4%	Computer City, Office Depot
94	TOPS — MOHAWK ST.	UTICA	NY	100%	190,376	71.2%	Tops Market, A.J. Wright
95	VICTOR SQUARE	VICTOR	NY	100%	56,134	100.0%	Thomasville Home Furnishing, Bassett Furniture, Floorz
96	TOPS — WARSAW	WARSAW	NY	100%	74,105	88.3%	Tops Market
97	HOME DEPOT PLAZA — W. SEN.	WEST SENECA	NY	100%	139,453	97.2%	Home Depot
98	SENECA RIDGE PLAZA	WEST SENECA	NY	100%	62,424	82.9%	Sears Hardware
99	PREMIER PLACE	WILLIAMSVILLE	NY	14.5%	142,536	96.4%	Jonmark Corp., Stein Mart
100	SHERIDAN/ HARLEM PLAZA	WILLIAMSVILLE	NY	100%	58,458	90.1%	CVS, Chuck E. Cheese
101	WILLIAMSVILLE PLACE	WILLIAMSVILLE	NY	100%	98,257	83.6%	Jos A. Bank, Damon’s
102	TOPS — ASHTABULA, OH	ASHTABULA	OH	100%	57,874	100.0%	Tops Market
103	CONSUMER SQ. WEST	COLUMBUS	OH	100%	356,515	88.4%	OfficeMax, Target Stores, Kroger Co.
104	DICK’S SPORTING GOODS OH	TOLEDO	OH	100%	80,160	100.0%	Dick’s Sporting Goods
105	TOPS — ERIE	ERIE	PA	100%	99,631	100.0%	Tops Market
106	BJ’S — HANOVER	HANOVER	PA	100%	112,230	100.0%	BJ’s Wholesale Club
107	N. CHARLESTON CENTER	N. CHARLESTON	SC	100%	235,501	93.5%	Big Lots
108	FAIRVIEW SQUARE	LYNCHBURG	VA	100%	85,209	62.3%	Food Lion
109	BJ’s — VIRGINIA BEACH	VIRGINIA BEACH	VA	100%	123,468	100.0%	BJ’S Wholesale Club

USE OF PROCEEDS

     The common shares offered hereby are being registered for the account of the selling shareholders identified in this prospectus. See “Selling Shareholders.” All net proceeds from the sale of the common shares will go to the selling shareholders. We will not receive any part of the proceeds from such sales of shares.

DESCRIPTION OF COMMON SHARES

General

     Our Articles of Incorporation authorize us to issue up to 200,000,000 common shares, without par value. As of June 29, 2004, we had 102,214,675 common shares outstanding. In addition, we have reserved 3,490,615 common shares for issuance under our Equity-Based Award Plans and 114,833 common shares for issuance upon the exercise of options granted to our directors. Our common shares are listed on the New York Stock Exchange under the symbol “DDR.” National City Bank, Cleveland, Ohio, is the transfer agent and registrar of the common shares.

     The following description of our common shares sets forth certain of their general terms and provisions. The following description of our common shares is in all respects subject to and qualified by reference to the applicable provisions of the Articles of Incorporation and our Code of Regulations.

     Holders of our common shares are entitled to receive dividends when, as and if declared by our board of directors, out of funds legally available therefor. Any payment and declaration of dividends by us on our common shares and purchases thereof will be subject to certain restrictions if we fail to pay dividends on any outstanding preferred shares. If we are liquidated, dissolved or involved in any winding-up, the holders of our common shares are entitled to receive ratably any assets remaining after we have fully paid all of our liabilities, including the preferential amounts we owe with respect to any preferred shares. Holders of our common shares possess ordinary voting rights, with each share entitling the holder to one vote. Holders of our common shares have cumulative voting rights in the election of directors. Holders of our common shares do not have preemptive rights, which means that they have no right to acquire any additional common shares that we may subsequently issue.

     All of our common shares now outstanding are fully paid and nonassessable.

Restrictions on Ownership

     In order for us to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. Individual is defined in the Code to include certain entities. In addition, our capital shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Additionally, certain other requirements must be satisfied.

     To assure that five or fewer individuals do not own more than 50% in value of our outstanding common shares, our Articles of Incorporation provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 5% (the “Ownership Limit”) of our outstanding common shares. Shareholders whose ownership exceeded the

Ownership Limit immediately after our initial public offering may continue to own common shares in excess of the Ownership Limit and may acquire additional shares through our option plan, any dividend reinvestment plan adopted by us or from other existing shareholders who exceed the Ownership Limit, but may not acquire additional shares from those sources if the result would be that the five largest beneficial owners of common shares hold more than 49.6% of our outstanding common shares. In addition, because rent from a related party tenant (any tenant 10% of which is owned, directly or constructively, by a REIT, including an owner of 10% or more of a REIT) is not qualifying rent for purposes of the gross income tests under the Code, our Articles of Incorporation provide that no individual or entity may own, or be deemed to own by virtue of the attribution provisions of the Code (which differ from the attribution provisions applied to the Ownership Limit), in excess of 9.8% of our outstanding common shares (the “Related Party Limit”). Our board of directors may waive the Ownership Limit and the Related Party Limit (the Related Party Limit has been waived with respect to the shareholders who exceeded the Related Party Limit immediately after our initial public offering) if an opinion of counsel or a ruling from the Internal Revenue Service (“IRS”) is provided to the board of directors to the effect that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of any waiver, our board of directors will require appropriate representations and undertakings from the applicant with respect to preserving our REIT status.

     The preceding restrictions on transferability and ownership of common shares may not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT. The Ownership Limit and the Related Party Limit will not be automatically removed even if the REIT provisions of the Code are changed to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving our status as a REIT, the effects of the Ownership Limit and the Related Party Limit are to prevent any person or small group of persons from acquiring unilateral control of us. Any change in the Ownership Limit requires an amendment to the Articles of Incorporation, even if our board of directors determines that maintenance of REIT status is no longer in our best interests. Amendments to the Articles of Incorporation require the affirmative vote of holders owning a majority of our outstanding common shares. If an amendment would materially and adversely affect the holders of any class of preferred shares, that amendment also would require the affirmative vote of holders of two-thirds of the affected class of preferred shares.

     If common shares in excess of the Ownership Limit or the Related Party Limit, or common shares that would cause the REIT to be beneficially or constructively owned by less than 100 persons or would result in us being “closely held” within the meaning of Section 856(h) of the Code, are issued or transferred to any person, the issuance or transfer will be null and void to the intended transferee. The intended transferee will not acquire rights to the shares. Common shares transferred or proposed to be transferred in excess of the Ownership Limit or the Related Party Limit or that would otherwise jeopardize our REIT status (“Excess Shares”) will be subject to repurchase by us. The purchase price of any Excess Shares will be equal to the lesser of (i) the price in the proposed transaction and (ii) the fair market value of the shares reflected in the last reported sale price for the common shares on the trading day immediately preceding the date on which we or our designee determine to exercise our repurchase right, if the shares are then listed on a national securities exchange, or such price for the shares on the principal exchange, if they are then listed on more than one national securities exchange, or, if the common shares are not then listed on a national securities exchange, the latest bid quotation for the common shares if they are then traded over-the-counter, or, if such quotation is not available, the fair market value as determined by our board of directors in good faith, on the last trading day immediately preceding the day on which notice of the proposed purchase is sent by us. From and after the date fixed for purchase of Excess Shares by us, the holder of the Excess Shares will cease to be entitled to distribution, voting rights and other benefits with respect to the Excess Shares except the right to payment of the purchase price for the Excess Shares. Any dividend or distribution paid to a proposed transferee on Excess Shares will be repaid to us upon demand. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring the Excess Shares and to hold the Excess Shares on our behalf.

     All certificates representing our common shares bear a legend referring to the restrictions described above.

     Our Articles of Incorporation provide that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of our outstanding common shares must file an affidavit with us containing information specified in the Articles of Incorporation each year by January 31. In addition, each of those shareholders must, upon demand by us, disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as our board of directors deems necessary for us to comply with the provisions of the Code as applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

CERTAIN ANTI-TAKEOVER PROVISIONS OF OHIO LAW

     Certain provisions of Ohio law may have the effect of discouraging or rendering more difficult an unsolicited acquisition of a corporation or its capital shares to the extent the corporation is subject to those provisions. We have opted out of one such provision. We remain subject to the provisions described below.

     Chapter 1704 of the Ohio Revised Code prohibits certain transactions, including mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassifications of the then outstanding shares of an Ohio corporation with fifty or more shareholders involving, or for the benefit of, certain holders of shares representing 10% or more of the voting power of the corporation (any such shareholder, a “10% Shareholder”), unless:

     (i) the transaction is approved by the directors before the 10% Shareholder becomes a 10% Shareholder;

     (ii) the acquisition of 10% of the voting power is approved by the directors before the 10% Shareholder becomes a 10% Shareholder; or

     (iii) the transaction involves a 10% Shareholder who has been a 10% Shareholder for at least three years and is approved by holders of two-thirds of our voting power and the holders of a majority of the voting power not owned by the 10% Shareholder, or certain price and form of consideration requirements are met.

     Chapter 1704 of the Ohio Revised Code may have the effect of deterring certain potential acquisitions of us that might be beneficial to shareholders.

     Section 1701.041 of the Ohio Revised Code regulates certain “control bids” for corporations in Ohio with fifty or more shareholders that have significant Ohio contacts and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of material federal income tax considerations regarding the Company and the common shares we are registering is based on current law, is for general information only and is not tax advice. The tax treatment to holders of common shares will vary depending on a holder’s particular situation and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of common shares in light of his or her personal investments or tax circumstances, or to certain types of shareholders subject to special treatment under the federal income tax laws except to the extent discussed under the subheadings “— Taxation of Tax-Exempt Shareholders” and “— Taxation of Non-U.S. Shareholders.” Shareholders subject to special treatment include, without limitation, insurance companies, financial institutions or broker-dealers, tax-exempt organizations, shareholders holding securities as part of a conversion transaction, or a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships and persons who are not citizens or residents of the United States. In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to holders of our common shares.

     The information in this section is based on the Code, current, temporary and proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as expressed in certain private letter rulings, which are not binding on the IRS except with respect to the particular taxpayers who requested and received such rulings), and court decisions, all as of the date of this prospectus. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect, perhaps retroactively, the tax considerations described herein. We have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment and the statements in this prospectus are not binding on the IRS or a court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or sustained by a court if challenged by the IRS.

     You are advised to consult your tax advisor regarding the specific tax consequences to you of the acquisition, ownership and sale of our common shares, including the federal, state, local, foreign and other tax consequences of such disposition, acquisition, ownership and sale and of potential changes in applicable tax laws.

Taxation of the Company

     General. We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe we have been organized and have operated in a manner that allows us to qualify for taxation as a REIT under the Code commencing with our taxable year ended December 31, 1993. We intend to continue to operate in this manner.

     The law firm of Baker & Hostetler LLP has acted as our tax counsel in connection with our election to be taxed as a REIT. It is the opinion of Baker & Hostetler LLP that we have qualified as a REIT under the code for our taxable years ended December 31, 1993 through December 31, 2003, we are organized in conformity with the requirements for qualification as a REIT, and our current and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code for our taxable year ended December 31, 2004 and for future taxable years. We must emphasize that the opinion of Baker & Hostetler LLP is based upon certain representations made by our management as to factual matters as set forth herein and in a registration statement previously filed with the Securities and Exchange Commission. In addition, we have provided a representation letter and certificate to Baker & Hostetler LLP certifying, among other items, that we have made a timely election to be taxed as a REIT under the Code commencing with our initial taxable year ended December 31, 1993, and that commencing with the first taxable year that we have elected to be taxed as a REIT, we have operated and will operate in accordance with the terms of our Articles of Incorporation and Code of Regulations and in accordance with the method of operation described herein and in registration statements previously filed with the Securities and Exchange Commission. Baker & Hostetler LLP has not attempted to verify independently such representations and statements, but in the course of its representation nothing has come to its attention that would cause it to question the accuracy thereof.

     The opinions of Baker & Hostetler LLP are based on existing law as contained in the Code and regulations promulgated thereunder, in effect on the date hereof, and the interpretations of such provisions and regulations by the IRS and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively, and to possibly different interpretations. Also, any variation from the factual statements set forth herein, in registration statements previously filed with the Securities and Exchange Commission, or in the representation letter and certificate we have provided to Baker & Hostetler LLP may affect the conclusions upon which its opinion is based. Moreover, our qualification and taxation as a REIT depends upon our ability, through actual annual operating results and methods of operation, to satisfy various qualification tests imposed under the Code, such as distributions to shareholders, asset composition levels, and diversity of stock ownership. Baker & Hostetler LLP will not review our compliance with these tests. Accordingly, no assurance can be given that the actual results of our operations for any one taxable year will satisfy such requirements. Baker & Hostetler LLP will have no obligations to advise us or the holders of our common shares of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that the opinion represents Baker & Hostetler LLP’s best judgment of how a court would decide if presented with the issues addressed therein but, because opinions of counsel are not binding upon the IRS or any court, there can be no assurance that contrary positions may not be successfully asserted by the IRS.

     Our ability to qualify as a REIT also depends in part upon the operating results, organizational structure and entity classification for federal income tax purposes of certain affiliated entities, including affiliates that have made elections to be taxed as REITs, the status of which may not have been reviewed by Baker & Hostetler LLP. Our ability to qualify as a REIT also requires that we satisfy certain assets tests, some of which may not have been reviewed by Baker & Hostetler LLP. Our ability to qualify as a REIT also requires that we satisfy certain assets tests, some of which depend on the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. Accordingly, we cannot assure that the actual results of our operations for any one taxable year will satisfy such requirements for qualification and taxation as a REIT. Similarly, we have significant subsidiaries that have elected to be taxed as REITs and are therefore subject to the same qualification tests. See “— Failure to Qualify.”

     The following summarizes the material aspects of the tax laws that govern the federal income tax treatment of a REIT and its shareholders.

     If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our taxable income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” (once at the corporate level when earned and once again at the shareholder level when distributed) that generally results from investment in a corporation. However, we will be subject to federal income tax as follows:

     First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

     Second, we may be subject to the “alternative minimum tax” on our items of tax preference under certain circumstances.

     Third, if we have (a) net income from the sale or other disposition of “foreclosure property” (defined generally as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property) that is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income.

     Fourth, we will be subject to a 100% tax on any net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property).

     Fifth, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (b) a fraction intended to reflect our profitability, if we fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but have maintained our qualification as a REIT because we satisfied certain other requirements.

     Sixth, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for the year, (b) 95% of our REIT capital gain net income for the year (other than certain long-term capital gains for which we make a Capital Gains Designation (defined below) and on which we pay the tax), and (c) any undistributed taxable income from prior periods.

     Seventh, we may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. Shareholder (as defined below in “— Taxation of Taxable U.S. Shareholders”) would be taxed on its proportionate share of our undistributed long-term capital gain and would receive a credit or refund for its proportionate share of the tax we paid.

     Eighth, if we acquire any asset (a “Built-In Gain Asset”) from a corporation that is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period (the “Recognition Period”) beginning on the date on which we acquired the asset, then we will be subject to tax at the highest regular corporate tax rate on this gain to the extent of the built-in gain (i.e., the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the beginning of the Recognition Period). The results described in this paragraph with respect to the recognition of built-in gain assume that we will make an election pursuant to Treasury Regulation Section 1.337(d) - 7(c) to recognize such built-in gain at the time we acquire the asset.

     Ninth, we will incur a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted at an arm’s length basis.

     Requirements for Qualification as a REIT. The Code defines a REIT as a corporation, trust or association:

     (1) that is managed by one or more trustees or directors;

     (2) that issues transferable shares or certificates to evidence its beneficial ownership;

     (3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

     (4) that is not a financial institution or insurance company within the meaning of certain provisions of the Code;

     (5) that is beneficially owned by 100 or more persons;

     (6) not more than 50% in value of the outstanding shares of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year;

     (7) that meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions;

     (8) that elects to be a REIT, or has made such an election for a previous year, and satisfies the applicable filing and administrative requirements to maintain qualification as a REIT; and

     (9) that adopts a calendar year accounting period.

     The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a “look-through” exception with respect to pension funds.

     We believe that we have satisfied each of the above conditions. In addition, our Articles of Incorporation provide for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in clauses (5) and (6) above. These ownership and transfer restrictions are described in “Description of Capital Shares — Restrictions on Ownership.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in clauses (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT will terminate. However, if we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “— Failure to Qualify.”

     Ownership of Interests in Partnerships and Qualified REIT Subsidiaries and Taxable REIT Subsidiaries. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the

REIT will be deemed to own its proportionate share of the assets of the partnership. Also, the REIT generally will be deemed to be entitled to the income of the partnership attributable to its proportionate share. The assets and items of gross income of the partnership retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and the asset tests. Thus, our proportionate share of the assets and items of income of partnerships (and limited liability companies taxed as partnerships), in which we are, directly or indirectly through other partnerships (or limited liability companies taxed as partnerships) a partner, are treated as our assets and items of income for purposes of applying the REIT qualification requirements described in this prospectus (including the income and asset tests described below).

     We own 100% of the stock of a number of corporate subsidiaries that are qualified REIT subsidiaries (each, a “QRS”) and may acquire stock of one or more new subsidiaries. A corporation qualifies as a QRS if 100% of its stock is held by us, and we do not elect to treat the corporation as a taxable REIT subsidiary, as described below. A QRS is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a QRS are treated as our assets, liabilities and such items (as the case may be) for all purposes of the Code, including the REIT qualification tests. For this reason, references to our income and assets include the income and assets of any QRS. A QRS is not subject to federal income tax, and our ownership of the voting stock of a QRS is ignored for purposes of determining our compliance with the ownership limits described below under “— Asset Tests.”

     We may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a taxable REIT subsidiary (a “TRS”). A corporation owned more than 35% by a TRS is treated as a taxable REIT subsidiary regardless of whether an election is filed. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary, is not ignored for federal income tax purposes. Accordingly, such an entity generally would be subject to corporate income tax on its earnings, which may reduce our aggregate cash flow and our ability to make distributions to our shareholders.

     A parent REIT is not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by the subsidiary is an asset in the hands of the parent REIT, and the REIT recognizes as income the distributions, if any, that it receives from the TRS. This treatment does not include the assets and income of such TRS in determining the parent’s compliance with the REIT requirements, such entities may be used by the REIT to indirectly engage in activities otherwise precluded under the REIT rules (for example, activities that give rise to income that does not satisfy the 75% or 95% tests described below under “— Income Tests”).

     The TRS rules limit the deductibility of interest paid or accrued by a TRS to us in order to ensure that the TRS is subject to an appropriate level of corporate taxation. In addition, a 100% excise tax is imposed on transactions between a TRS and us or our tenants that are not conducted on an arm’s length basis.

     Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year at least 75% of our gross income (excluding gross income from prohibited transactions) must consist of rental income attributable to our ownership of real property, interest on mortgages secured by real property or certain types of temporary investment income. Second, each taxable year at least 95% of our gross income (excluding gross income from prohibited transactions) must consist of income from these real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

     Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•	the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of gross receipts or gross sales;

•	the Code provides that rents received from a tenant other than a TRS will not qualify as “rents from real property” in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more (by vote or value) of a corporate tenant or 10% or more (by assets or net income) of a noncorporate tenant;

•	if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to personal property will not qualify as “rents from real property”; and

•	for rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property (subject to a 1% de minimis exception), other than through an independent contractor from whom the REIT derives no revenue or through a TRS. The REIT may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property.

     We do not intend to charge rent for any property that is based in whole or in part on the net income or profits of any person (except by reason of being based on a percentage of gross receipts or sales, as heretofore described), and we do not intend to rent any personal property (other than in connection with a lease of real property where less than 15% of the total rent is attributable to personal property). We directly perform services under certain of our leases, but such services are not rendered to the occupant of the property. Furthermore, these services are usual and customary management services provided by landlords renting space for occupancy in the geographic areas in which we own property. To the extent that the performance of any services provided by us would cause amounts received from our tenants to be excluded from rents from real property, we intend to hire a TRS, or an independent contractor from whom we derive no revenue, to perform such services.

     The term “interest” generally does not include any amount received or accrued (directly or indirectly) if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if:

     (a) our failure to meet these tests was due to reasonable cause and not due to willful neglect;

     (b) we attach a schedule of the sources of our income to our federal income tax return;

     (c) any incorrect information on the schedule was not due to fraud with intent to evade tax; and

     (d) we pay a penalty tax with respect to our non-qualifying income.

     It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. If these relief provisions do not apply to a particular set of circumstances (for example, if we intentionally enter into a transaction that would produce income that would cause us to fail either or both of the income tests the IRS could conclude that we do not satisfy the reasonable cause requirement), we will not qualify as a REIT. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite our periodic monitoring of our income.

     Prohibited Transaction Income. Any gain we realize on the sale of any property other than foreclosure property held as inventory or any property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. We do not intend to engage in prohibited transactions.

     Asset Tests. At the close of each quarter of our taxable year, we also must satisfy three tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a long-term (at least five years) public debt offering, but only for the one-year period beginning on the date we receive such proceeds. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test. Third, of the investments included in the 25% asset class, the value of any one issuer’s securities may not exceed 5% of the value of our total assets and we may not own more than 10% of the outstanding securities (by vote or value) of any one issuer (other than a QRS or TRS). A “straight” debt instrument is not treated as a security for purposes of applying the 10% test provided that: (a) the issuer is an individual; (b) the only instruments of the issuer that we hold are straight debt; or (c) the issuer is a partnership in which we own at least a 20% profits interest. In addition, no more than 20% of our value may be comprised of securities of one or more TRSs. An entity (other than a REIT or certain lodging or healthcare corporations) owned in whole or in part by us may file a joint election with us to be treated as a TRS.

     After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe we have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

     Annual Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to the sum of 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and 90% of our net income (after tax), if any, from foreclosure property, minus the excess of the sum of certain items of noncash income (i.e., income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable) over 5% of “REIT taxable income” as described above.

     These distributions must be paid in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. Except as provided below, these distributions are taxable to our shareholders (other than tax-exempt entities, as discussed below) in the year in which they are paid. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. However, dividends declared in October, November or December and payable to shareholders of record in such a month are deemed to have been paid and received on December 31 of that year so long as they are actually paid during January of the following year. The amount distributed must not be preferential — e.g., every shareholder of the class of shares to which a distribution is made must be treated the same as every other shareholder of that class, and no class of shares may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. We believe we have made and intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements.

     We generally expect that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable share dividends.

     Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Furthermore, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute during each calendar year (or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year) at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year (other than certain long-term capital gains for which we make a Capital Gains Designation and on which we pay the tax) and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

     Earnings and Profits Distribution Requirement. In order to qualify as a REIT, we cannot have at the end of any taxable year any undistributed “earnings and profits” that are attributable to a “C corporation” taxable year (i.e., a year in which a corporation is neither a REIT nor an S corporation).

Failure to Qualify

     If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us, and we will not be required to distribute any amounts to our shareholders. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income to the extent of our current and accumulated earnings and profits, and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Such distributions would be eligible for the reduced 15% rate applicable to qualified dividend income of non-corporate taxpayers. See “— Taxation of Taxable U.S. Shareholders — Distributions Generally”). Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Joint Ventures

     General. We hold certain investments indirectly through partnerships, limited liability companies (taxed as partnerships), and joint ventures (the “Joint Ventures”). In general, partnerships and limited liability companies (taxed as partnerships) in which we own an interest are “pass-through” entities that are not subject to federal income tax. Rather, partners or owners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of the foregoing partnership or limited liability company items for purposes of the various REIT income tests and our allocable share of such items in the computation of our REIT taxable income.

     Entity Classification. Our interests in the Joint Ventures involve special tax considerations, including the possibility of a challenge by the IRS of the status of a Joint Venture as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. If a Joint Venture were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change and preclude us from satisfying the asset tests and possibly the income tests (see “— Taxation of the Company — Asset Tests” and “— Taxation of the Company — Income Tests”). This, in turn, would prevent us from qualifying as a REIT. See “— Failure to Qualify” for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, a change in a Joint Venture’s status for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

     Treasury Regulations that apply for tax periods beginning on or after January 1, 1997 provide that a domestic business entity not otherwise classified as a corporation and which has at least two members (an “Eligible Entity”) may elect to be taxed as a partnership for federal income tax purposes. Unless it elects otherwise, an Eligible Entity in existence prior to January 1, 1997 will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to that date. In addition, an Eligible Entity that did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. We believe all of our Joint Ventures will be classified as partnerships for federal income tax purposes.

Taxation of Taxable U.S. Shareholders

     As used below, the term “U.S. Shareholder” means a holder of common shares who (for United States federal income tax purposes):

     (a) is a citizen or resident of the United States;

     (b) is a corporation or partnership (including an entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

     (c) is an estate the income of which is subject to United States federal income taxation regardless of its source; or

     (d) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons, will also be considered U.S. Shareholders.

     Distributions Generally. As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. Shareholders as ordinary income. For purposes of determining whether distributions to holders of common shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred shares and then to our common shares. These distributions will not be eligible for the dividends-received deduction in the case of U.S. Shareholders that are corporations.

     Because we generally are not subject to federal income tax on the portion of our REIT taxable income distributed to our shareholders, our ordinary dividends generally are not eligible for the reduced 15% rate available to most non-corporate taxpayers under the Jobs and Growth Tax Relief Reconciliation Act of 2003, and will continue to be taxed at the higher tax rates applicable to ordinary income. However, the reduced 15% rate does apply to our distributions:

     (a) designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions continue to be subject to tax at a 25% rate);

     (b) to the extent attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

     (c) to the extent attributable to income upon which we have paid corporate income tax (for example, if we distribute taxable income that we retained and paid tax on in the prior year).

Absent future legislation, the maximum tax rate on qualifying dividends will increase to 35% in 2009 and 39.6% in 2011.

     To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. Shareholder. This treatment will reduce the adjusted basis that each U.S. Shareholder has in his shares for tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a U.S. Shareholder’s adjusted basis in his shares will be taxable as capital gains (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the shares have been held for more than one year.

     Dividends we declare in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months will be treated as both paid by us and received by the shareholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

     Capital Gain Distributions. Distributions that we properly designate as capital gain dividends (and undistributed amounts for which we properly make a Capital Gains Designation) will be taxable to taxable U.S. Shareholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending how long we have held the assets that produced these gains, and on certain designations, if any, that we may make, these gains may be taxable to non-corporate U.S. Shareholders at a 15% or 25% rate. Corporate U.S. Shareholders may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

     Under the Jobs and Growth Tax Relief Reconciliation Act of 2003, as amended, the maximum tax rate for individual taxpayers on net long-term capital gains (i.e., the excess of net long-term capital gain over net short-term capital loss) is 15% for most assets. “Unrecaptured section 1250 gain,” however, remains subject to a maximum federal income tax rate of 25%. “Unrecaptured section 1250 gain” generally includes the long-term capital gain realized on the sale of a real property asset described in Section 1250 of the Code, but not in excess of the amount of depreciation (less the gain, if any, treated as ordinary income under Code Section 1250) taken on such asset. In the case of individuals whose ordinary income is taxed at a 10% or 15% rate, the 15% rate is reduced to 5%. Absent future legislation, the maximum tax rate on long-term capital gains will return to 20% in 2009.

     The Jobs and Growth Tax Relief Reconciliation Act of 2003 gives the IRS authority to apply the Act’s new rules on taxation of capital gains to sales by pass-through entities, including REITs. The IRS has announced that REIT capital gain dividends must be determined by looking through to the assets sold by the REIT and treated by REIT shareholders as “long-term capital gain” and “unrecaptured section 1250 gain” to the extent of such respective gain realized by the REIT. Further guidance, including regulations, may be issued. Such regulations, if and when issued, may have a retroactive effect.

     Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. Shareholder of our shares will be treated as portfolio income. As a result, U.S. Shareholders generally will not be able to apply any “passive losses” against this income or gain. Distributions we make (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will not be treated as investment income under certain circumstances.

     Retention of Net Long-Term Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election a “Capital Gains Designation”, we would pay tax on our retained net long-term capital gains. In addition, to the extent we make a Capital Gains Designation, a U.S. Shareholder generally would:

     (a) include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount that is includable);

     (b) be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. Shareholder’s long-term capital gains;

     (c) receive a credit or refund for the amount of tax deemed paid by it;

     (d) increase the adjusted basis of its common shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

     (c) in the case of a U.S. Shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

Dispositions Of Shares

     If you are a U.S. Shareholder and you sell or dispose of your shares, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the shares as a capital asset and will be long-term capital gain or loss if you have held the shares for more than one year. However, if you are a U.S. Shareholder and you recognize loss upon the sale or other disposition of shares that you have held for six months or less (after applying certain holding period rules), the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from us that were required to be treated as long-term capital gains.

Backup Withholding

     We report to our U.S. Shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Shareholder that does not provide us with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status. See “— Taxation of Non-U.S. Shareholders.”

Taxation of Tax-Exempt Shareholders

     The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income (“UBTI”) when received by a tax-exempt entity. Based on that ruling, dividend income from us will not be UBTI to a tax-exempt shareholder, so long as the tax-exempt shareholder (except certain tax-exempt shareholders described below) has not held its shares as “debt financed property” within the meaning of the Code (generally, shares, the acquisition of which was financed through a borrowing by the tax exempt shareholder) and the shares are not otherwise used in a trade or business. Similarly, income from the sale of shares will not constitute UBTI unless a tax-exempt shareholder has held its shares as “debt financed property” within the meaning of the Code or has used the shares in its trade or business.

     For tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Code Section 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these “set aside” and reserve requirements.

     Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” will be treated as UBTI as to certain types of trusts which hold more than 10% (by value) of the interests in the REIT.

     A REIT will not be a “pension held REIT” if it is able to satisfy the “not closely held” requirement without relying upon the “look-through” exception with respect to certain trusts. We do not expect to be classified as a “pension held REIT,” but because our shares are publicly traded, we cannot guarantee this will always be the case.

Taxation of Non-U.S. Shareholders

     The preceding discussion does not address the rules governing United States federal income taxation of the ownership and disposition of shares by persons that are not U.S. Shareholders (“Non-U.S. Shareholders”). In general, Non-U.S. Shareholders may be subject to special tax withholding requirements on our distributions and, with respect to their sale or other disposition of our shares, except to the extent reduced or eliminated by an income tax treaty between the United States and the Non-U.S. Shareholder’s country. A Non-U.S. Shareholder who is a shareholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with the Company in order to claim such treatment. Non-U.S. Shareholders should consult their own tax advisors concerning the federal income tax consequences to them of an acquisition of shares, including tax return filing requirements and the federal income tax treatment of dispositions of interests in, and the receipt of distributions from, the Company.

State and Local Tax Consequences

     We may be subject to state or local taxation or withholding in various state or local jurisdictions, including those in which we transact business and our shareholders may be subject to state or local taxation or withholding in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. In addition, your state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our shares.

SELLING SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of our common shares by the selling shareholders as of the date hereof, as adjusted to reflect the sale by the selling shareholders of shares offered by this prospectus.

	Relationship to the	Amount of
	Company Since	Securities Owned		Amount Owned After
Name	2001	Prior to Offering	Amount Offered	Offering
Hendon Investments, Inc.	Co-Investor	81,752	81,752	0
Hendon/Johns Creek, LLC	Co-Investor	142,292	142,292	0

PLAN OF DISTRIBUTION

     The selling shareholders or any donee or pledgee of the selling shareholders may sell or distribute the shares offered by this prospectus directly to purchasers as principal or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions. These transactions may involve crosses or block transactions. The selling shareholders may also sell or distribute the shares offered herein: (i) on any exchange or in the over-the-counter market; (ii) in transactions other than in the over-the-counter market; (iii) through the writing of put or call options (whether those options are listed on an options exchange or otherwise) relating to the shares offered by this prospectus, or the short sales of the offered shares; (iv) through the distribution of the shares to its partners, members or shareholders; or (v) through any combination of the above. Any of those transactions may be conducted at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling shareholder or by agreement between the selling shareholders and underwriters, brokers, dealers or agents, or purchasers.

     If a selling shareholder effects transactions by selling shares to or through underwriters, brokers, dealers or agents, those underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or commissions from purchasers of shares for whom it may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The selling shareholders and any brokers, dealers or agents that participate in the distribution of the securities may be deemed to be underwriters, and any profit on the sale of the securities by them and any discounts, concessions or commissions received by any underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of our common shares in the course of hedging the positions they assume with the selling shareholder. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions of securities offered hereby, which securities the broker-

dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect the transaction).

     The common shares may be sold in certain states only through registered or licensed brokers or dealers. In addition, the shares may not be sold in certain states unless the shares have been registered or qualified for sale therein or an exemption from registration or qualification is available and is complied with.

     The selling shareholders may also resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule. We will pay all of the costs, expenses and fees incident to the registration, offering and sale of the securities to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify the selling shareholder and any underwriters against certain liabilities, including liabilities under the Securities Act. We will not receive any of the proceeds from the sale of any of the securities by the selling shareholder.

EXPERTS

     The financial statements of the Company incorporated in this prospectus by reference to the Company’s Current Report on Form 8-K dated June 22, 2004, the financial statement schedules included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 and the audited historical financial statements of Benderson Development Company Portfolio I and Benderson Development Company Portfolio II for the year ended December 31, 2003 included in the Company’s Current Report on Form 8-K dated March 31, 2004 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of JDN Realty Corporation, our subsidiary as of March 13, 2003, at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002 appearing in our Current Report on Form 8-K dated January 20, 2004, incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

     The validity of the common shares will be passed upon for us by Baker & Hostetler LLP, Cleveland Ohio.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee	$1,005
NYSE listing fee	$780
Accounting fees and expenses	$4,000
Legal fees and expenses (other than Blue Sky)	$25,000
Printing and engraving expenses	$3,000
Transfer agent’s and registrar’s fees and expenses	$0
Miscellaneous Expenses	$720
Total	$34,505

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Ohio Revised Code (the “Ohio Code”) authorizes Ohio corporations to indemnify officers and directors from liability if the officer or director acted in good faith and in a manner reasonably believed by the officer or director to be in or not opposed to the best interests of the corporation, and with respect to any criminal actions, if the officer or director had no reason to believe his action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made (i) if the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification, or (ii) if liability asserted against such person concerns certain unlawful distributions. The indemnification provisions of the Ohio Code require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director or officer of the corporation.

     The indemnification authorized under Ohio law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or code of regulations of the corporation or any agreement between officers and directors and the corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against him and incurred by him in his capacity, or arising out of the status, as an officer or director, whether or not the corporation would have the power to indemnify him against such liability under the Ohio Code.

     The Registrant’s Code of Regulations provides for the indemnification of directors and officers of the Registrant to the maximum extent permitted by Ohio law as authorized by the Board of Directors of the Registrant and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director or officer of the Registrant upon the receipt of an undertaking to repay such amount unless it is ultimately determined that the director or officer is entitled to indemnification.

     The Registrant maintains a directors’ and officers’ insurance policy that insures the directors and officers of the Registrant from claims arising out of an alleged wrongful act by such persons in their respective capacities as directors and officers of the Registrant, subject to certain exceptions. The Registrant has entered into indemnification agreements with its directors and officers which provide for indemnification to the fullest extent permitted under Ohio law.

ITEM 16. EXHIBITS.

4.1 — Amended and Restated Articles of Incorporation, as amended (1)
4.2 — Second Amendment to Amended and Restated Articles of Incorporation, as amended (1)
4.3 — Third Amendment to Amended and Restated Articles of Incorporation, as amended (1)
4.4 — Fourth Amendment to Amended and Restated Articles of Incorporation, as amended (1)
4.5 — Fifth Amendment to Amended and Restated Articles of Incorporation, as amended (1)
4.6 — Sixth Amendment to Amended and Restated Articles of Incorporation, as amended (2)
4.7 — Seventh Amendment to Amended and Restated Articles of Incorporation, as amended (2)
4.8 — Code of Regulations, as amended (1)
4.9 — Specimen Certificate for Common Shares (3)
5 — Opinion of Baker & Hostetler LLP regarding legality
8 — Opinion of Baker & Hostetler LLP regarding tax matters
23.1 — Consent of PricewaterhouseCoopers LLP
23.2 — Consent of PricewaterhouseCoopers LLP
23.3 — Consent of Ernst & Young LLP
23.4 — Consent of Baker & Hostetler LLP (included in Exhibit 5)
24    — Power of Attorney (included as part of signature page)

(1)	Incorporated by reference from the Company’s Registration Statement on Form S-3 (No. 333-108361) filed on August 29, 2003.

(2)	Incorporated by reference from the Company’s Registration Statement on Form S-4 (No. 333-117034) filed on June 30, 2004.

(3)	Incorporated by reference from the Registrant’s Registration Statement on Form S-3 (No. 33-78773) filed with the Commission on May 10, 1994.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

     provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Beachwood, State of Ohio, on July 1, 2004.

Developers Diversified Realty Corporation

By	/s/ Scott A. Wolstein

Scott A. Wolstein, Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott A. Wolstein, David M. Jacobstein and William H. Schafer, or either of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Registration Statement, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that the attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Scott A. Wolstein Scott A. Wolstein	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	July 1, 2004
/s/ William H. Schafer William H. Schafer	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 1, 2004
Dean S. Adler	Director
/s/ Terrance R. Ahern Terrance R. Ahern	Director	July 1, 2004
/s/ Mohsen Anvari Mohsen Anvari	Director	July 1, 2004
/s/ Robert H. Gidel Robert H. Gidel	Director	July 1, 2004
/s/ Victor B. MacFarlane Victor B. MacFarlane	Director	July 1, 2004
/s/ Craig Macnab Craig Macnab	Director	July 1, 2004
/s/Scott D. Roulston Scott D. Roulston	Director	July 1, 2004
/s/ Barry A. Sholem Barry A. Sholem	Director	July 1, 2004
/s/ William B. Summers. Jr. William B. Summers, Jr.	Director	July 1, 2004

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